Aurora Cannabis and Evio Beauty Group Agree to Strategic Partnership

Partners to Collaborate on the Innovative Production of Cannabidiol (CBD) Infused Cosmetic Products

TSX: ACB

EDMONTON, July 11, 2018 /CNW/ - Aurora Cannabis Inc. ("Aurora" or the "Company") (TSX: ACB) (OTCQB: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) announced today that it has established a partnership agreement ("the Agreement") with Evio Beauty Group Ltd. ("Evio Beauty") pursuant to which Aurora has made a strategic investment in Evio Beauty. Under the terms of the Agreement, Aurora and Evio Beauty Group will collaborate to develop a line of co-branded hemp seed oil cosmetic products ("Non-Infused Products") as well as a collection of CBD infused cosmetic products ("Infused Products").

Evio Beauty is a portfolio of conscious lifestyle brands. The well-developed cosmetic sister brand, Evelyn Iona, has a strong e-commerce presence based on inclusivity, empowerment and choice, aimed at people of all demographics. Evelyn Iona products are based on sustainability principles. They are made with natural ingredients and are always cruelty-free.

The partnership between Evio Beauty and Aurora is aimed at creating a new line of approved hemp seed oil based product formulations, as well as approved CBD based products. Aurora and Evio Beauty anticipate that the partnership will result in greater brand recognition and cross-selling opportunities to customers of both companies.

The concept for Evio Beauty Group was developed by founder Brandi Leifso who, while living in a women's shelter, identified a need for lifestyle products that offered stakeholders a greater opportunity to engage. Evio Beauty Group's brand personifies quality, sustainability, equality, and community engagement, as manifested through the company's events, sponsorships, educational activities and outreach initiatives. A respected entrepreneur within lifestyle and social engagement circles, Brandi Leifso is a sought-after spokesperson for events that align with the company's motto of empowerment. This broad recognition and high visibility have resulted in Evio Beauty successfully establishing relationships with over 50 coveted retailers.

Evio Beauty is supported by a strong board of directors including Paul Rosen, Managing Partner of BreakWater Venture Capital, Hugh Winters, President of Azure Beauty Inc and David Price, Vice President of sales for Hunter Amenities International.

Management Commentary

"Through this partnership with Evio, Aurora further diversifies its rapidly growing offering across the cannabis value chain, while capturing a unique opportunity to bring the Aurora Standard to cannabis derived lifestyle and cosmetic products," said Terry Booth, CEO. "Innovative, pioneering, noble entrepreneurs like Brandi closely align with Aurora's internal culture, strengthening our spirit of diversity and furthering our female empowerment initiatives. My personal efforts have for many years supported the effort to end family violence, and have been aimed at helping society understand that we must support female empowerment. Aurora's culture, since the first seed sown, has been one of fairness, inclusion and equality. This has resulted in positions being awarded based on merit, regardless of gender, race or religion. There is no alternative. We're excited to work with Brandi and the team at Evio Beauty to develop and launch this innovative new line of hemp seed and CBD-based cosmetic products to a large and growing audience worldwide."

Brandi Leifso, CEO of Evio Beauty, added, "The cannabis industry is uniquely positioned to champion more women in leadership roles. With the strong support of a dedicated partner like Aurora, we will continue to scale our female empowerment initiatives while addressing pain points in the cosmetics industry. By utilizing hemp seed oil and cannabis derivatives, we can enhance ingredient transparency, reducing the use of hurtful animal by-products and ecologically unsustainable inputs."

About Aurora

Headquartered in Edmonton, Alberta, with funded capacity in excess of 430,000 kg per year and sales and operations in 14 countries across five continents, Aurora is one of the world's largest and leading cannabis companies. Aurora is vertically integrated and horizontally diversified across every key segment of the value chain, from facility engineering and design to cannabis breeding and genetics research, cannabis and hemp production, derivatives, high value-add product development, home cultivation, wholesale and retail distribution. Aurora, from day one of its existence, has been steadfast in its respect for the cannabis community, the culture and its pioneers, as well as has been a strong supporter of and advocate for access to cannabis.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes. Intended to be replicable and scalable globally, these production facilities are designed to produce cannabis of significant scale, with high quality, industry-leading yields, and ultra-low per gram production costs. Each of Aurora's facilities is built to meet European Union (EU) GMP standards, and both its first production facility and its wholly owned European medical cannabis distributor Pedanios have achieved this level of certification.

In addition to our rapid organic growth to over 1000 employees world-wide, and strong execution on strategic M&A, which to date includes nine companies acquired - CanvasRX, Peloton Pharmaceutical, Pedanios, H2 Biopharma, Urban Cultivator, BC Northern Lights, Larssen, CanniMed Therapeutics, and Anandia Labs - Aurora is distinguished by its reputation as a partner of choice and employer of choice in the global cannabis sector, having invested in and established strategic partnerships with a range of leading innovators, including: The Green Organic Dutchman Holdings Ltd. (TSX: TGOD), Radient Technologies Inc. (TSXV: RTI), Hempco Food and Fiber Inc. (TSXV: HEMP), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM), Choom Holdings Inc. (CSE: CHOO), Namaste Technologies Inc. (TSXV: N), and Alcanna Inc. (TSX: CLIQ).

Aurora's Common Shares trade on the TSX under the symbol "ACB", and are a constituent of the S&P/TSX Composite Index.

For detailed investor information about Aurora, please visit our investor website investor.auroramj.com.

About Evio Beauty Group

Evio Beauty Group Ltd. is a portfolio of conscious lifestyle brands. Evio Beauty Group was created with a vision for a conscious future and a mission to break stigmas with products that are good for your skin, your planet and your community. Amongst the growing Evio Beauty Group portfolio is Evelyn Iona Cosmetics (www.evelyniona.com), a line of natural products that fill the gap of hard-to-find cosmetics. Evelyn Iona has earned recognition from Vogue, The New York Times, Elle, Flare, Chatelaine and Allure for its unique founding story and high performing products. Additionally, The Evio Beauty Group portfolio is home to Evio Community (www.eviocommunity.com), an online platform of curated content stimulating conversation and collecting data on beauty, cannabis, fashion, feminism, wellness and entrepreneurship. Most recently, Evio Beauty Group announced its subsidiary housing all Evio Beauty Group cannabis activity, Iona Cannabis Corp.

Social impact is at the core of why Evio Beauty Group exists. Evio Beauty Group is formally partnered with the Canadian Women's Foundation through awareness activities and by donating $1 from every product sold at www.evelyniona.com to advance equality efforts.

Evio Beauty Group is a proud alumni of the esteemed Sephora's Accelerate program. Sephora is a leader in global prestige retail. Owned by LVMH (Moët Hennessy Louis Vuitton), Sephora has earned its reputation as a beauty trailblazer with its expertise, innovation, and entrepreneurial spirit.

Forward looking statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur and include, but are not limited to a) the success of the collaboration between the Company and Evio and b) the development of the Infused Products and Non Infused Products Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Terry Booth, CEO
Aurora Cannabis Inc.

SOURCE Aurora Cannabis Inc.

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%SEDAR: 00025675E

For further information: For Aurora: Marc Lakmaaker, +1.647.269.5523, marc.lakmaaker@auroramj.com, www.auroramj.com; Rob Kelly, +1.647.331.7228, rob.kelly@auroramj.com, www.auroramj.com; U.S. investors: Phil Carlson / Elizabeth Barker, KCSA Strategic Communications, Phone: (212) 896-1233 / (212) 896-1203, Email: pcarlson@kcsa.com / ebarker@kcsa.com; For Evio Beauty Group: Lori Harito, 416.523.9602, lori@evio.ca,www.evio.ca

CO: Aurora Cannabis Inc.

CNW 07:00e 11-JUL-18